Mail Stop 0406

      January 21, 2005

Jay Gelman
Chief Executive Officer
Alliance Distributors Holding Inc.
521 Fifth Avenue
New York, New York 10175


Re:  	Alliance Distributors Holding Inc.
	Form SB-2 filed December 23, 2004
      File No. 333-121607


Dear Mr. Gelman:

      We have limited our review of the above captioned registration statement to the matters identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Shareholders, page 9
1. Please identify the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by each legal entity in the selling shareholder table. If a listed shareholder is a reporting company under Section 13(a) or 15(d) of the Exchange Act, or a registered investment company, we will not require this natural person disclosure, but please include an
explanatory footnote.   See interpretation I.60 of our July 1997
Corporation Finance Telephone Interpretation Manual, as well our interpretation 4S of the Regulation S-K section of the March 1999 supplement, by analogy.
2. Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.
Any registered broker-dealer selling shares, such as Sunrise Securities, must be identified as an underwriter in the prospectus unless such shares were acquired as compensation for investment banking or similar services. To the extent that any of the selling shareholders are affiliates of broker-dealers, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 14
3. We note your disclosure that the selling security holders may sell ordinary shares short and deliver the shares offered by this prospectus to cover such short positions. Please supplementally confirm that Alliance Distributors and the selling security holders are aware of Corporation Finance Telephone Interp. A. 65 (July
1997).
Closing

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to Loryn Zerner at (202)
942-
1910.  If you need additional assistance you may contact Mark P.
Shuman, Branch Chief-Legal at (202) 942-1818 or me at (202) 942-
1800.
								Sincerely,


								Barbara C. Jacobs
								Assistant Director



via facsimile: 212-697-7833
cc:  Oscar D. Folger, Esq.

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Alliance Distributors Holding Inc.
January 21, 2005
Page 3